ANAPTYSBIO, INC.

10421 Pacific Center Ct.

San Diego, CA 92121

October 10, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Irene Paik

Re:	AnaptysBio, Inc. Registration Statement on Form S-1 (File No. 333-220881) originally filed October 10, 2017, as amended

Requested Date: October 12, 2017

Requested Time: 4:30 PM Eastern Time

Ladies and Gentlemen:

AnaptysBio, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”).

The Registrant hereby authorizes Matthew S. Rossiter or Julia Forbess, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Rossiter at (415) 875-2372 or in his absence, Ms. Forbess at (415) 875-2420.

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Sincerely,

AnaptysBio, Inc.

By:	/s/ Dominic Piscitelli
Dominic Piscitelli
Chief Financial Officer

cc:	Hamza Suria Chief Executive Officer
AnaptysBio, Inc.

Matthew S. Rossiter, Esq.
Robert Freedman, Esq.
Julia Forbess, Esq.
Fenwick & West LLP